EXHIBIT 99.3

Sangoma Announces Second Quarter Fiscal 2023 Results

Revenue increases 17% year-over-year, with Services Revenue growing 35% versus Q2 last year

MARKHAM, Ontario, Feb. 09, 2023 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its second quarter financial results and unaudited consolidated financial statements for the fiscal quarter ended December 31, 2022.

Revenue for the second quarter of fiscal 2023 was $62.04 million, an increase from the prior year of 17%.
As a reminder, Sangoma completed its acquisition of NetFortris on March 28, 2022.

US $m	Q2 FY2023	Q2 FY2022	Change	Q1 FY2023	Change
Revenue	$62.04	$53.19	17%	$64.05	(3%)
Gross profit	$42.79	$38.35	12%	$43.34	(1%)
Operating expense	$44.26	$39.19	13%	$44.41	(0%)
Adjusted operating loss	($1.47)	($0.84)		($1.07)
Net loss	($2.73)	($2.48)		($1.98)
Net loss per share[2] (fully diluted)	($0.084)	($0.078)		($0.060)
Adjusted EBITDA[1]	$10.55	$10.43	1%	$10.74	(2%)

“The second quarter was a challenging one given the economic headwinds that most all companies are facing, so in light of that, I’m very pleased with the growth in our Services business and our ability to protect both profitability and cash flow this quarter,” said Bill Wignall, President and CEO. “It is gratifying to see our hard work over many years to build towards a pure SaaS business, continue to bear fruit in Q2, with our Services revenue increasing by 2.3% sequentially from the prior quarter, equivalent to an annualized rate of almost 10%, during these uncertain economic times. Services represented over 79% of our total sales this quarter, up from 75% last quarter, 71% last year and 62% the year before. And while our Services business continues to grow and compound, our Product revenue was materially impacted this quarter by macro conditions, as customers became more sensitive to capex purchases, given the current uncertainty. Despite a modest overall revenue decline, our Adjusted EBITDA remained strong for the quarter at over $10 million, holding at about 17% of revenue. While we are updating guidance given the macro environment and year-to-date results, we remain highly confident in the financial health of our business and are very excited about Sangoma’s future prospects.”

Revenue for the fiscal second quarter was $62.04 million, up from $53.19 million in the second quarter last year by 17%, and down by approximately 3% from the immediately preceding first quarter of fiscal 2023. Services revenue increased sequentially by over $1 million or by 2.3% from the previous quarter, exceeding 79% of total sales. Softness in Product revenue resulted from customer sensitivity to capex purchases given economic headwinds, the evolving supply chain environment, and the strong US dollar affecting international purchases.

Gross profit for the quarter was $42.79 million, up from $38.35 million in the same period last year. Gross margin at 69% of revenue for the quarter was slightly above the 68% in the first quarter of fiscal 2023. This level of gross margin is at the upper end of our expectations for fiscal year 2023.

Operating expenses were $44.26 million for the quarter compared to $39.19 million in the second quarter of fiscal year 2022. The year over year increase reflects the added costs associated with the NetFortris acquisition.

Adjusted EBITDA1 was $10.55 million in the second fiscal quarter of 2023, up slightly from the $10.43 million in the same period of the prior year, and was approximately 17% of sales, which is consistent with the immediately preceding quarter.

Net loss for the second quarter was $2.73 million as compared to $2.48 million for the second quarter of fiscal 2022.

Sangoma continues to generate positive Adjusted Cash Flow1 and maintain a healthy balance sheet, finishing the quarter with a cash balance of $6.80 million on December 31, 2022 and remains comfortably within its debt covenants.

Outlook for fiscal year 2023

Given the results for the first two quarters of fiscal 2023 and in light of the items below including global economics, the Company is lowering its revenue guidance from $275 – $285 million to $250 - $260 million and its Adjusted EBITDA guidance from $48 - $52 million to $46 - $49 million.

The above outlook and guidance constitute forward-looking information and are based on the Company’s assessment of many material assumptions, including:

  The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
  The revenue trends the Company experienced in fiscal year 2022 and fiscal 2023 to-date, the trends we expect going forward in fiscal 2023, and the impact of growing economic headwinds globally
  The continuing recovery of the global economy from the impact of COVID-19, including decreased government restrictions and increased customer demand, all of which would not be materially negatively affected by more recent macro factors such as inflation, interest rates, or recessions
  The successful integration of NetFortris, the achievement of post-closing synergies, and the ability to cross-sell NetFortris and Sangoma’s products and services to the other’s customer base
  The NetFortris business continuing to operate and generate results in a manner consistent with its business preceding its acquisition by the Company and as anticipated by us
  There being continuing growth in the global UCaaS and cloud communications markets more generally
  There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
  The impact of changes in global exchange rates on the demand for the Company’s Products and Services
  The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
  The Company’s forecasted revenue from its internal sales teams and via channel partners will meet current expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labor or shipping costs
  There are no additional revenue reclassifications
  The Company is able to remediate the material weaknesses identified in its internal control over financial reporting
  That the Company is able to attract and keep the employees needed to maintain the current momentum
  The continued ability for the Company’s operational employees to work at the Company’s internal and outsourced facilities
  Other employees being able to work from home as required without any material impact on productivity

Conference call

Sangoma will host a conference call on Friday, February 10, 2023, at 8:00 am EST to discuss these results. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma call.

1 Adjusted Operating Income, Adjusted EBITDA and Adjusted Cash Flow are non-IFRS financial measures used by the Company to monitor its performance and definitions of these terms along with reconciliation to the closest IFRS measure may be found in the accompanying MD&A on pages 3, 13, 17 and 18 posted today at www.sedar.com and www.sec.gov.

About Sangoma Technologies Corporation

Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (“MSP”) solutions for businesses of all sizes, including Managed Security, Managed SD-WAN and Managed Access. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the expected fiscal 2023 financial results and the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve inherent risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements, if at all. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected, estimated or anticipated in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are, therefore, inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com) include, but are not limited to, risks and uncertainties associated with the integration of NetFortris, the remediation of material weaknesses, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, expectations regarding the amount of frequency of impairment losses, including as a result of the write-down of intangible assets, including goodwill, delay in project deliveries, changes in technology, changes in the business climate, changes to macroeconomic conditions, including rising interest rates and the occurrence of (or fears of an impending) economic recession, risks related to the COVID-19 (coronavirus) pandemic, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
(256) 428-6285
investorrelations@sangoma.com